UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

 Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48, North Star@AMK, Singapore	569880
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) is being furnished solely to amend the Report on Form 6-K furnished by Fitness Champs Holdings Limited (the “Company”) to the U.S. Securities and Exchange Commission on October 29, 2026 (the “Original Filing”) in order to replace Exhibit 99.4, the form of proxy card for the Company’s annual general meeting of members to be held on November 12, 2026 (the “Proxy Card”), in its entirety. The amended Proxy Card furnished as Exhibit 99.4 hereto includes additional instructions for submitting proxies through the Company’s proxy agent, online, by e-mail, by fax and by mail.

Any proxies previously submitted by shareholders using the form of proxy card included in the Original Filing in accordance with its instructions remain valid and will be voted as directed, and such shareholders do not need to take any further action unless they wish to change or revoke their vote.

Except as described above, no other changes are made to the Original Filing. Other than Exhibit 99.4, which is replaced in its entirety, the Original Filing continues to speak as of the date of the Original Filing. This Amendment does not reflect events occurring after the filing of the Original Filing, nor does it modify or update in any way the information, statements and disclosures contained in the Original Filing, except as expressly described above.

EXHIBITS

Exhibit No.	Description
99.4	Amended Form of Proxy Card for the Annual General Meeting of Members

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitness Champs Holdings Limited

Date: October 30, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director

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